UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934*
(Amendment No. 1)

WCI Communities, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
92923C807
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92923C807	13G

1	NAME OF REPORTING PERSON Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,105,881*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,105,881*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,105,881*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%*
12	TYPE OF REPORTING PERSON CO
*Reflects beneficial ownership as of December 31, 2014. See item 4.

CUSIP No. 92923C807	13G

1	NAME OF REPORTING PERSON Monarch Opportunities Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,587,992*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,587,992*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,587,992*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%*
12	TYPE OF REPORTING PERSON CO
*Reflects beneficial ownership as of December 31, 2014. See item 4.

CUSIP No. 92923C807	13G

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,255,622*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,255,622*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,622*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.0%*
12	TYPE OF REPORTING PERSON PN
*Reflects beneficial ownership as of December 31, 2014. See item 4.

CUSIP No. 92923C807	13G

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,255,622*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,255,622*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,622*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.0%*
12	TYPE OF REPORTING PERSON PN
*Reflects beneficial ownership as of December 31, 2014. See item 4.

CUSIP No. 92923C807	13G

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,255,622*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,255,622*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,255,622*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.0%*
12	TYPE OF REPORTING PERSON OO
*Reflects beneficial ownership as of December 31, 2014. See item 4.

Item 1(a):	Name of Issuer:
The name of the issuer is WCI Communities, Inc. (the “Issuer”).
Item 1(b):	Address of Issuer’s Principal Executive Offices:
24301 Walden Center Drive
Bonita Springs, Florida
34134

Item 2(a):	Name of Person Filing:
This Schedule 13G is filed by:
(i) Monarch Debt Recovery Master Fund Ltd (“MDRF”), with respect to shares of Common Stock (as defined below), of the Issuer owned by MDRF directly (the “MDRF Common Stock”);
(ii) Monarch Opportunities Master Fund Ltd (“MOF”), with respect to shares of Common Stock, of the Issuer owned by MOF directly (the “MOF Common Stock”);
(iii) Monarch Alternative Capital LP (“MAC”), which serves as advisor to a variety of funds (such funds collectively, the “Funds”), including MDRF and MOF, with respect to shares of Common Stock of the Issuer directly owned by the Funds;
(iv) MDRA GP LP (“MDRA GP”), which is the general partner of MAC, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position; and
(v) Monarch GP LLC (“Monarch GP”), which is the general partner of MDRA GP, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.
MDRF, MOF, MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”
Item 2(b):	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Reporting Persons is as follows:
c/o Monarch Alternative Capital LP
535 Madison Avenue
New York, New York 10022

Item 2(c):	Citizenship:
MDRF is a Cayman Islands corporation.  MOF is a Cayman Islands corporation.  MAC is a Delaware limited partnership.  MDRA GP is a Delaware limited partnership.  Monarch GP is a Delaware limited liability company.
Item 2(d):	Title of Class of Securities:
Common Stock, par value $0.01 (“Common Stock”)
Item 2(e):	CUSIP Number:
92923C807
Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
A.	[ ] Broker or dealer registered under Section 15 of the Act,

B.	[ ] Bank as defined in Section 3(a)(6) of the Act,
C.	[ ] Insurance Company as defined in Section 3(a)(19) of the Act,
D.	[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	[ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
F.	[ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	[ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
H.	[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	[ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
K.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K)
Item 4:  Ownership:
The beneficial ownership of each of the Reporting Persons as of December 31, 2013 is as follows:
A.     MDRF
(a)     Amount beneficially owned: 3,105,881
(b)     Percent of Class: 12.0% (Calculated based on approximately 25,971,721 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2014)
(c)     Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 3,105,881
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 3,105,881
B.     MOF
(a)     Amount beneficially owned: 1,587,992
(b)     Percent of Class: 6.1% (Calculated based on approximately 25,971,721 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2014)
(c)     Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,587,992
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,587,992

C.     MAC
(a)     Amount beneficially owned: 7,255,622
(b)     Percent of Class: 28.0% (Calculated based on approximately 25,971,721 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2014)
(c)     Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 7,255,622
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 7,255,622
D.     MDRA GP
(a)     Amount beneficially owned: 7,255,622
(b)     Percent of Class: 28.0% (Calculated based on approximately 25,971,721 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2014)
(c)     Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 7,255,622
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 7,255,622
E.     Monarch GP
(a)     Amount beneficially owned: 7,255,622
(b)     Percent of Class: 28.0% (Calculated based on approximately 25,971,721 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 4, 2014)
(c)     Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 7,255,622
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 7,255,622
Item 5:Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6:Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7:Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A
Item 8:Identification and Classification of Members of the Group:
N/A
Item 9:Notice of Dissolution of Group:
N/A
Item 10: Certification:
N/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2015
MONARCH DEBT RECOVERY MASTER FUND LTD
By:  Monarch Alternative Capital LP,
 its Investment Manager
By:  MDRA GP LP, its General Partner
By:  Monarch GP LLC, its General Partner

By:           /s/ Michael Weinstock
Name: Michael Weinstock
Title:Member

Dated: February 27, 2015
MONARCH DEBT RECOVERY MASTER FUND LTD
By:  Monarch Alternative Capital LP,
         its Investment Manager
By:  MDRA GP LP, its General Partner
By:  Monarch GP LLC, its General Partner

By:           /s/ Michael Weinstock
Name:Michael Weinstock
Title:Member

Dated: February 27, 2015	MONARCH ALTERNATIVE CAPITAL LP By: MDRA GP LP, its General Partner By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title:Member
Dated: February 27, 2015	MDRA GP LP By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: February 27, 2015	MONARCH GP LLC By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member

[Signature Page to Schedule 13G with respect to WCI Communities, Inc.]